Exhibit 99.1

IAMGOLD Reports Initial Mineral Resource Estimate for the Monster Lake Project

TORONTO, March 28, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101") for the Monster Lake joint venture project (IAMGOLD Corporation: 50%, TomaGold Corporation: 45%, and Quinto Resources Inc.: 5% on the Monster Lake claims block), located 50 kilometres southwest of Chibougamau, Quebec, Canada.

The resource estimate comprises 1,109,700 tonnes of inferred resources averaging 12.14 grams of gold per tonne for 433,300 ounces of contained gold. This resource is contained in four discrete mineralized zones where geological and grade continuities have been demonstrated and has been estimated assuming an underground mining scenario. The most significant zone is the 325-Megane Zone which is characterized by its high grade and remains open down plunge at depth. The potential for adding additional resources along the identified shear structures is considered favourable and remains the focus of ongoing exploration programs.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "This initial resource estimate reported for the Monster Lake project is an important milestone as we continue to evaluate the full potential of the Monster Lake area and I congratulate the exploration team for their success to date. The structural setting suggests potential for additional mineralized zones along the major structural corridor identified on the project, and the presence of parallel mineralized structures with similar high grade veins to the 325-Megane lens is encouraging, making them compelling exploration targets."

The mineral resource estimate for the Monster Lake project incorporates assay results from 105 diamond drill holes variably spaced from 50 to 200 metres apart and totaling nearly 39,000 metres. The drill hole data base comprises both historic and recent drill holes completed by the joint venture partners. The estimate was prepared using a block model constrained with 3D wireframes of the four mineralized solids constructed by InnovExplo Inc. Values for gold were interpolated into blocks using a 2-pass inverse distance squared (ID2) interpolation method. This mineral resource estimate incorporates mining assumptions relating to an underground mining extraction method to support the CIM requirement that Mineral Resources have 'reasonable prospects for eventual economic extraction'. Only mineralization contained within the four mineralized wireframes has been included in the resource estimate. The effective date of this resource estimate is February 26, 2018.

A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days of this release.

MINERAL RESOURCE STATEMENT – MONSTER LAKE PROJECT
Effective February 26, 2018

Classification	Tonnage (000s)	Gold Grade (g/t Au)	Contained Ounces (Au) (000s)
Inferred	1,109.7	12.14	433.3

Notes:

•         CIM definitions were followed for classification of Mineral Resources.

•         Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.

•         Results are presented in situ and undiluted.

•         Mineral resources are reported at a cut-off grade of 3.5 g/t Au, using a gold price of US$1,300/ounce and a Canadian$/U.S.$ exchange rate of 1.28.

•         Density data (g/cm3) was established on a per zone basis and ranges from 2.86 to 2.88 g/cm3.

•         A minimum true thickness of 2.5 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

•         High-grade capping (g/t Au) was done on raw assay data and ranges from 20 to 150 g/t Au, based on the statistical analysis of each mineralized zone.

•         Resources were estimated from 1.5m drill hole composites, using a 2-pass ID2 interpolation method in a block model (block size = 3 m x 3 m x 3 m).

•         The number of metric tons and ounces was rounded to the nearest hundred.

About the Monster Lake Project

The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration by TomaGold Corporation ("TomaGold') have identified a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the 325-Megane Zone.

The Monster Lake Project is held under an earn-in option to joint venture agreement with TomaGold. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment for each of these events.

On August 14, 2017, IAMGOLD subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, IAMGOLD did not hold any common shares of TomaGold.

Next Steps

IAMGOLD has initiated its 2018 exploration program which includes approximately 7,500 metres of diamond drilling. The objectives of the drilling program include: definition drilling targeting the upper part of the 325-Megane zone; testing for extensions along strike and at depth; and evaluation of newly discovered areas of mineralization adjacent to the 325-Megane zone along the Monster Lake structural corridor and in the Lower Shear zone. The program is designed to improve confidence in the continuity of the mineralization and to extend the known mineralized zones.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources and mineral reserves, exploration results, life-of-mine estimates and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as mineral resources and mineral reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Persons and Technical Information

The mineral resource estimate, including verification of the data disclosed, has been completed by InnovExplo Inc. ("InnovExplo") and reported in accordance with NI 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Karine Brousseau, Eng., and Charlotte Athurion P.Geo., both of InnovExplo, under the supervision of Alain Carrier P.Geo., of InnovExplo.

Karine Brousseau, Eng. who is an independent qualified person under NI 43-101, has reviewed and approved the contents of this release. The information in this news release was reviewed and approved by Marie-France Bugnon, P. Geo., General Manager Exploration for IAMGOLD, who is considered a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/28/c8520.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 07:00e 28-MAR-18